UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 5, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE
TELUS International (Cda) Inc.’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and 2023 and management’s discussion and analysis of the three and six months ended June 30, 2024 are attached as exhibits to this Report of Foreign Private Issuer on Form 6-K.
This report on Form 6-K shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: August 2, 2024	By:	/s/ Gopi Chande
	Name:	Gopi Chande
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2024 and 2023
99.3	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)